NEWPORT GOLD INC.

336 #1 Queen St. S
Mississauga, Ontario Canada
L5M 1M2

To:	Jill S. Davis Branch Chief, United States Securities and Exchange Commission 100 F Street, NE Washington, D.C.20549-7410

From:	Derek Bartlett President Newport Gold Inc.

Date:	November 5, 2007

Re:	Form 10-KSB for Fiscal Year Ended December 31,2006 Filed April 20, 2007 File No. 0-52214

Dear Jill,

The company would like to thank you for your assistance in our compliance with applicable disclosure requirements. We want to advise you that we would like to add the Company response that we filed on September 17, 2007 to the 10 -KSB that we will file for the Fiscal Year ending December 31, 2008. Please advise if this will fulfill all compliance requirements.

Sincerely,

/s/ Derek Bartlett

Derek Bartlett
President, Newport Gold Inc.